UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission File Number: 000-56295

PREDICTMEDIX INC.
(Translation of registrant's name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

77 King Street W.

Suite 3000

Toronto, ON M5K 1G8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[X] Form 20-F      [__] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

EXPLANATORY NOTE

Shares of no par value common stock of Predictmedix Inc. (the "Company") are listed for trading on the Canadian Securities Exchange in Canada, under the symbol "PMED:CSE".  The common shares are also quoted on the OTCQB® under the symbol "PMEDF."  The Company's head office is located at 77 King Street W, Suite 3000, Toronto, Ontario M5K 1G8, Canada.  The Company was incorporated in the Province of British Columbia and is a reporting issuer in the Canadian Provinces of British Columbia, Alberta and Ontario.

FORWARD-LOOKING STATEMENTS

This quarterly report on Form 6-K contains forward-looking statements that are based on current expectations, estimates, forecasts and projections about us, our future performance, the market in which we operate, our beliefs and our Management's assumptions. In addition, other written or oral statements that constitute forward-looking statements may be made by us or on our behalf. Words such as "expects", "anticipates", "targets", "goals", "projects", "intends", "plans", "believes", "seeks", "estimates", variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict or assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. Any investment in our common shares involves a high degree of risk. These risks include factors we cannot control, including:

• raising future equity capital to support our operations,

• obtaining the patent protection we have applied for,

• market acceptance and demand for our products,

• retaining our key personnel, and

• the impact on the world economy of coronavirus ("COVID-19").

Although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be inaccurate. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement in this registration statement should not be regarded as a representation by us that our plans and objectives will be achieved. These forward-looking statements apply only as of the date of this report.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Unaudited Condensed Interim Consolidated financial statements for the Three and Nine Months ended October 31, 2021 and 2020
99.2	MD&A for the Three and Nine Months ended October 31, 2021 and 2020
99.3	Form 52-109FV2 Certification of Chief Executive Officer
99.4	Form52-109FV2 Certification of Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PREDICTMEDIX INC.

/s/ Sheldon Kales
Name:	Sheldon Kales
Title:	President and CEO

Date: December 30, 2021